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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


07082682

DIVISION OF
MARKET REGULATION

October 9, 2007

Act	Securities Exchange Act
Section	Regulation M
Rule	Rule 102
Public Availability	10.9.7

Jason W. Goode, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Re: ***REITPlus, Inc.***
Request for Exemptive Relief under Rule 102 of Regulation M
TP File No. 08-01

P.O. 11-5-07

Dear Mr. Goode:

In your letter dated October 5, 2007 as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit REITPLus, Inc. (the "Company" or the "REIT") to effect redemptions of shares of its common stock pursuant to its proposed Redemption Plan. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, terms in this letter have the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the REIT's shares of common stock, the REIT will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the REIT or any affiliated purchaser of the REIT are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the REIT to repurchase shares of its common stock under its Redemption Plan while the REIT is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the REIT must have held the shares of common stock in the REIT for at least one year to participate in the Redemption Plan. The one year holding requirement may be waived upon the death of a stockholder or upon a stockholder having a qualifying disability;

- there is no trading market for the REIT's common stock;
- the REIT will repurchase shares of its common stock at a price that is not greater than the then current offering price;
- at no time during the calendar year will the number of shares redeemed by the REIT under its Redemption Plan exceed 5.0% of the weighted average number of shares outstanding during the prior calendar year except for redemptions requested within two years of the death of a stockholder; and
- the terms of the Redemption Plan will be fully disclosed in the REIT's prospectus.

This exemption is subject to the condition that the REIT shall terminate its Redemption Plan during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 to the Redemption Plan as described above. The Redemption Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the REIT. The Division of Market Regulation expresses no view with respect to any other question that the Redemption Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Plan.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



Josephine Tao
Assistant Director
Office of Trading Practices & Processing
Division of Market Regulation

Attachment

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

OCT 10 2007

DIVISION OF MARKET REGULATION

Jason W. Goode | Direct Dial: 404-881-7986 | E-mail: jason.goode@alston.com

October 5, 2007

BY UPS OVERNIGHT DELIVERY

Ms. Josephine Tao
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E., Room 8612
Washington, DC 20549-1001

Re: REITPlus, Inc. Request for Exemption under Rule 102(e) of Regulation M

Dear Ms. Tao:

We are counsel to REITPlus, Inc. (the "Company"). The Company is a Maryland corporation that intends to operate as a real estate investment trust for federal income tax purposes. On behalf of the Company, we request that the Division of Market Regulation (the "Division") of the Securities and Exchange Commission (the "Commission") grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to redemptions by the Company of shares of its common stock, par value $0.01 per share, under its proposed share redemption plan (the "Redemption Plan") in accordance with the terms detailed below, under the authority provided by Rule 102(e) of Regulation M.

The Company

The Company was incorporated in Maryland in April 2007, and was formed to acquire a portfolio of retail and mixed-use properties, including a combination of stabilized, income-producing properties and value-added opportunities, and to make such other real estate related investments as are consistent with its investment objectives. The Company currently does not own any properties and has only one stockholder, AmREIT, an American Stock Exchange listed company. The Company will be externally managed by REITPlus Advisor, Inc. (the "Advisor"), a wholly-owned subsidiary of AmREIT incorporated in April 2007. The Company will conduct all of its business and make all investments through an operating partnership, REITPlus Operating Partnership, LP (the "Operating Partnership"), formed in April 2007. The Company is the sole general partner of the Operating Partnership and AmREIT is currently the sole limited partner holding common units of the Operating Partnership. An affiliate of AmREIT holds special units in the Operating Partnership.

The Company filed a registration statement on Form S-11 (Registration No. 333-143415) under the Securities Act of 1933, as amended (the "Securities Act") on May 31, 2007 with respect to 55,263,158 shares of its common stock (the "Registration Statement"). Of those shares, the Company is offering up to 50,000,000 shares in an initial public offering (the "Primary Offering") and 5,263,158 shares under the Company's distribution reinvestment plan (the "Reinvestment Plan"). The Company may, however, reallocate shares of common stock between the Primary Offering and the Reinvestment Plan. The Company will sell shares in the Primary Offering on a "best efforts" basis at $10.00 per share, except for sales to the Company's executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and its affiliates and their immediate family members, and certain other categories of purchasers who are entitled to reduced purchase prices. Shares purchased by the Company's executive officers and directors, the Advisor and by the officers, employees or other affiliates of the Advisor will not count toward the sale of minimum offering proceeds of $2,000,000 required to be sold in Primary Offering. Further, the Advisor and its affiliates, which include all of the Company's executive officers, will be expected to hold their shares purchased as stockholders for investment and not with a view towards distribution. Shares will be offered under the Reinvestment Plan at a price equal to $9.50 per share during the Primary Offering until the earliest of (1) all of the Reinvestment Plan shares are issued, (2) the Primary Offering and any future offering of Reinvestment Plan shares terminate and the Company elects to deregister with the Commission the unsold Reinvestment Plan shares, or (3) there is more than a de minimis amount of trading in the shares of common stock of the Company, at which time any registered Reinvestment Plan shares then available under the Reinvestment Plan will be sold at a price equal to the fair market value of the shares of common stock of the Company, as determined by the Company's board of directors by reference to the applicable sales price in respect to the most recent trades occurring on or prior to the relevant distribution date. Proceeds received through the Reinvestment Plan may serve as a source of cash available to the Company to redeem shares under the Redemption Plan. The Primary Offering will end no later than the date two years from the date of the prospectus, unless extended. The Company's Registration Statement has not yet been declared effective by the Commission and the Company has not commenced the Primary Offering.

The Company does not believe that a regular secondary trading market for the Company's common stock will exist during or after the Primary Offering, and it also believes it is unlikely that one will develop, unless and until the Company determines to list its common stock on a national securities exchange. The Company has no current plans to seek to cause its shares of common stock to be listed on any national securities exchange in the near term. The Company has so advised prospective investors in the Registration Statement. The Company intends to adopt the proposed Redemption Plan described below in order to provide stockholders with limited interim liquidity with respect to their common stock.

Redemption Plan

The Company's board of directors intends to approve the Redemption Plan but delay its effectiveness until the earlier of (i) the completion of the Primary Offering or (ii) the receipt of the exemptive relief sought by this letter. The terms of the Redemption Plan are fully disclosed in the prospectus included in the Registration Statement. Neither the Redemption Agent nor the Advisor will be paid any fees in connection with transactions pursuant to the Redemption Plan.

Prior to the time the Company's shares are listed on a national securities exchange, and pursuant to the terms of the Redemption Plan, a stockholder who has held shares of common stock of the Company for at least one year may, with appropriate notice to the Redemption Agent, present such stockholder's common stock for redemption. The board of directors may waive the one-year holding period requirement upon the death of a stockholder or upon a stockholder having a qualifying disability.

The Company will redeem shares each quarter in which such shares are presented for redemption, provided that the requisite documents from stockholders are received by the Redemption Agent at least 15 days prior to the end of the applicable quarter. Redemption requests will be honored approximately 30 days following the end of the applicable quarter. Participants may withdraw their redemption request at any time up to three business days prior to the date of redemption.

The number of shares that the Company can redeem under the Redemption Plan will be limited in two ways. First, during any calendar year the Company will not redeem more than 5% of the weighted average number of shares of common stock outstanding during the prior calendar year. Of this amount, the Company intends to reserve the ability to redeem up to 2% of the weighted average number of shares outstanding during the prior calendar year to accommodate requests made within two years of a stockholder's death or disability. Second, the Company may not redeem shares during any calendar year in excess of the number of shares it can redeem with the proceeds the Company receives from the sale of shares of its common stock under the Reinvestment Plan. The foregoing limitations on the number of shares to be redeemed and the amount of funds available for redemptions shall not apply to any redemptions requested within two years of the death of a stockholder.

No redemptions are allowed under the Redemption Plan for shares held less than one year. Following the one year anniversary from when shares are purchased, shares will be redeemed under the Redemption Plan at a price equal to: (1) 92.5% of the original purchase price until the two year anniversary of the date of purchase; (2) 95.0% of the original purchase price between the two year anniversary and the three year anniversary of the date of purchase; (3) 97.5% of the original purchase price between the three year anniversary and the four year anniversary of the date of purchase; and (4) 100.0% of the original purchase price after the four year anniversary of the date of purchase. Any time the Company is engaged in an offering of shares of common stock to the public, the per share price for shares of common stock of the

Company redeemed under the Redemption Plan will never be greater than the then-current offering price of the Company's shares in the pubic offering.

Other than the disclosures required in the Company's prospectus and periodic Exchange Act reports, the Company will not publicize the Redemption Plan. The Company will not actively solicit redemptions and its role in the plan will be ministerial and limited to facilitating stockholders' redemption requests.

Shares redeemed by the Company would become authorized but unissued shares and would be held as treasury stock. The Company would not reissue the shares without registration under the Securities Act or an exemption therefrom. The Redemption Plan would terminate upon the development of a secondary trading market for the Company's shares of common stock. Additionally, the board of directors of the Company could, in its discretion, amend, suspend or terminate the Redemption Plan with 30 days advance notice to the stockholders.

Discussion

Regulation M, like its predecessor Rule 10b-6, is "intended to protect the integrity of the offering process by precluding activities that could influence artificially the market for the offered security"[1] and to "protect the integrity of the securities trading market as an independent pricing mechanism…."[2] Rule 102(a) of Regulation M prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division, pursuant to the authority delegated to it by the Commission and the authority of Rule 102(e) of Regulation M, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect redemptions under the Redemption Plan, as proposed, during the course of the Primary Offering, as described herein. The Company will not actively solicit shares for redemption. Redemptions would not be made with the purpose of and should not have the effect of manipulating the price of the Company's stock. The Company has no plans to seek to cause its shares of common stock to be listed on any national securities exchange in the near term. Due to the illiquidity of the Company's shares, the Redemption Plan was created solely to provide stockholders of the Company with a vehicle through which, after having held shares for at least one year, they could liquidate all or a portion of their investment in the Company's common stock. If a secondary trading market does develop, the Company will terminate the Redemption Plan.

[1] SEC Release No. 34-37094 (April 11, 1996).
[2] SEC Release No. 34-24003 (January 16, 1987).

Although stockholders of the Company are apprised of the availability of the Redemption Plan at the time they purchase their shares by means of a description in the Company's prospectus, the Company does not actively solicit participation by its stockholders in the plan. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the request of the Company. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial and will merely facilitate the stockholders' liquidation of their investment in the Company. To date, no shares of common stock have been issued to the public by the Company and no shares have been redeemed pursuant to the Redemption Plan.

Redeeming shares under the Redemption Plan during the Primary Offering should not manipulate the Company's stock price in connection with the offering because the redemption price under the Redemption Plan will be fixed and less than the fixed offering price of the Company's common stock in the offering. Moreover, the extent of the Redemption Plan is limited by the prohibition on (i) redemptions during any calendar year in excess of 5% of the weighted average number of shares outstanding in the prior year and (ii) redemptions during any calendar year in excess of the number of shares that can be redeemed with the proceeds the Company receives from the sale of shares under the Reinvestment Plan. These limitations do not apply, however, to redemptions requested within two years of the death of a stockholder. The potential for manipulation is further reduced by the program's one-year holding requirement. These and all other terms of the Redemption Plan are clearly set forth in the prospectus included in the Company's pending Registration Statement.

The special redemption terms applicable upon the death or qualifying disability of a stockholder would only be available to a small number of stockholders. Furthermore, because purchasers in the Primary Offering must die or become disabled to take advantage of these terms, the favorable terms upon death or qualifying disability should not have a manipulative effect on the Company's stock price.

The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division in Cole Credit Property Trust II, Inc. (April 11, 2007), Hines Real Estate Investment Trust, Inc. (September 7, 2006), NNN Healthcare/Office REIT, Inc. (August 24, 2006), NNN Apartment REIT, Inc. (April 19, 2006), Dividend Capital Total Realty Trust, Inc. (January 31, 2006), Inland American Real Estate Trust, Inc. (June 7, 2005), Boston Capital Real Estate Investment Trust, Inc. (February 10, 2005), Paladin Realty Income Properties, Inc. (October 14, 2004), Hines Real Estate Investment Trust, Inc. (June 18, 2004), CNL Retirement Properties, Inc. (May 19, 2004), Wells Real Estate Investment Trust II, Inc. (December 9, 2003), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), and T REIT, Inc. (June 4, 2001) under Regulation M and in Excel Realty Trust Inc. (May 21, 1992) under Former Rule 10b-6. In particular, except for some features of the Redemption Plan in the limited cases of the death or qualifying disability of a stockholder, we note that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the Redemption Plan; (ii) the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops; (iii) if the Company is engaged in a public offering, the per share price for shares redeemed under the Redemption Plan will never be greater than the then-current offering price of the Company's shares in the pubic offering; (iv) the number of shares to be redeemed under the Redemption Plan will not exceed (A) the net proceeds from the sale of shares under the Reinvestment Plan during such period, and (B) during any calendar year, 5% of the weighted average number of shares of common stock outstanding during the prior calendar year (except for redemptions requested within two years of the death of a stockholder); and (v) the terms of the Redemption Plan are fully disclosed in Company's prospectus.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (404) 881-7986 or Rosemarie Thurston at (404) 881-4417.

Sincerely,



Jason W Goode

cc: Elizabeth Sandoe (via e-mail to SandoeE@SEC.gov)
Anne N. Newtown
Rosemarie A. Thurston

LEGAL02/30406960v3

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